                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 5)/1/

                              The Mexico Fund, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    592835102
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
  -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [X]     Rule 13d-1(b)
        [_]     Rule 13d-1(c)
        [_]     Rule 13d-1(d)

--------
         /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------                                      ---------------------
 CUSIP No. 592835102             13G                         Page 2 of 4 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  President and Fellows of Harvard College
--------------------------------------------------------------------------------
                                                               (a)   [_]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (b)   [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                                5.     SOLE VOTING POWER
                                                5,674,284 shares
            NUMBER OF           ------------------------------------------------
             SHARES             6.     SHARED VOTING POWER
          BENEFICIALLY                          ----
            OWNED BY            ------------------------------------------------
              EACH              7.     SOLE DISPOSITIVE POWER
            REPORTING                           5,674,284 shares
             PERSON             ------------------------------------------------
              WITH              8.     SHARED DISPOSITIVE POWER
                                                ----
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,674,284 shares

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [_]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     12.5%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
                     EP

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

 Item 1(a)        Name of Issuer:
                      The Mexico Fund, Inc.

       1(b)       Address of Issuer's Principal Executive Offices:
                      1775 Eye Street, N.W.
                      Washington, D.C.  20006-2401

 Item 2(a)        Name of Person Filing:
                      President and Fellows of Harvard College

       2(b)       Address of Principal Business Office or, if none, Residence:
                      c/o Harvard Management Company, Inc.
                      600 Atlantic Avenue
                      Boston, MA 02210

       2(c)       Citizenship:
                      Massachusetts

       2(d)       Title of Class of Securities:
                      Common Stock

       2(e)       CUSIP Number:
                      592835102

Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4            Ownership:

       4(a)       Amount beneficially owned:
                      5,674,284 shares

       4(b)       Percent of Class:
                      12.5%

       4(c)       Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:
                           5,674,284 shares

                  (ii)  shared power to vote or to direct the vote:

                           ---------

                  (iii)  sole power to dispose or to direct the disposition of:
                           5,674,284 shares

                                Page 3 of 4 Pages

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                  (iv)  shared power to dispose or to direct the disposition of:

                           --------

Item 5            Ownership of Five Percent or Less of a Class:
                         Not Applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:
                         Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                         Not Applicable.

Item 8            Identification and Classification of Members of the Group:
                         Not Applicable.

Item 9            Notice of Dissolution of Group:
                         Not Applicable.

Item 10           Certification:

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 PRESIDENT AND FELLOWS OF
                                 HARVARD COLLEGE

                                 By: /s/ Michael S. Pradko
                                     ------------------------
                                     Name:  Michael S. Pradko
                                     Title: Authorized Signatory


February 14, 2002

                                Page 4 of 4 Pages